Exhibit 12.1

CAMERON INTERNATIONAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

						THREE MONTHS
						ENDED
	2007	2008	2009	2010	2011	3/31/2012
Pre-tax income from continuing operations	$688.0	$851.4	$642.8	$733.3	$651.1	$171.8
Equity adjustments:
Deduct undistributed income of less than 50% owned entities	(4.1)	(4.1)	(3.5)	—	(4.6)	(1.0)
Amortization of capitalized interest	0.2	0.2	0.2	0.2	0.1	—
Less interest capitalized during the period	—	—	—	—	—	—

Fixed charges:
Interest, including amortization of debt issuance costs and original issue discount	43.8	70.3	92.4	82.2	92.4	24.8
Interest portion of rental expense (1)	10.1	10.0	12.4	16.6	11.4	3.1
Total fixed charges	53.9	80.3	104.8	98.8	103.8	27.9

Earnings before income taxes and fixed charges	$738.0	$927.8	$744.3	$832.3	$750.4	$198.7

Ratio of earnings to fixed charges	13.7	11.6	7.1	8.4	7.2	7.1

(1) The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.